Exhibit 99.1

Phoenix New Media Announces Completion of Strategic Investment in Yidian

Yidian establishes U.S. subsidiary to develop international version of application

BEIJING, April. 29, 2015 - Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that it has closed the transaction contemplated under the definitive share purchase agreement with Particle Inc. (“Particle”) dated February 10, 2015. Particle owns Yidian Zixun (“Yidian”), a rapidly-growing personalized news and life-style information application in China, which allows users to efficiently define and explore individualized content over mobile devices. Pursuant to the terms of the transaction, which were announced by the Company in a press release on February 10, 2015, the Company invested approximately US$30 million in total for a 21% equity stake in Particle. Additionally, following the closing of the transaction, Mr. Shuang Liu, the CEO of ifeng, has been appointed as the Chairman of Yidian, and Mr. Ya Li, the President of ifeng, has been appointed as the CEO of Yidian. Simultaneously with the closing of the transaction described above, Phoenix New Media also closed the transactions contemplated under another definitive share purchase agreement with certain existing shareholders of Particle, pursuant to which the Company paid an aggregate of US$27.6 million for an approximately 13.8% stake in Particle. As a result of the closing of the foregoing transactions, Phoenix New Media now owns approximately 46.9% of Particle.

Furthermore, Yidian has also established a new U.S.-based subsidiary to develop an international version of its mobile application. Dr. Zhaohui Zheng, the co-founder and former CEO of Yidian, has been appointed as the CEO of Yidian’s U.S. subsidiary, and will be responsible for leading and overseeing the implementation of Yidian’s global expansion strategy. Yidian expects to launch the international version of its application later in the second half of this year.

Powered by the world’s first patented algorithm-enabled “Interest Engine”, which seamlessly integrates cutting-edge search and recommendation technology to provide personalized content based on individual users’ demonstrated interests, Yidian redefines the content consumption experience over mobile Internet. The application has tremendous addictive appeal to users and has already gained significant market share in China. According to TalkingData, one of the largest third party mobile data providers in China, Yidian ranked fourth among all news and information apps in China in terms of coverage rate in April 2015. According to the terms of the shareholders’ agreement in respect of Particle, Phoenix New Media will have the option to consolidate Yidian’s financial statements into the Company once Yidian’s user base reaches a certain level.

“The U.S. market is the cornerstone of our global expansion strategy and we’re excited to take our first step into this market through launching an international version of Yidian,” Mr. Shuang Liu, CEO of ifeng and Chairman of Yidian commented. “Yidian has demonstrated its tremendous potential in China in terms of both enhancing user experience and accelerating user expansion. In the next phase we will invest more in optimizing our Interest Engine and promoting our brand globally. With Yidian’s founding team leading the U.S subsidiary and Dr. Zheng heading up the product development and research teams across both China and U.S., we are highly confident that we have the right people and technology in place to bridge Yidian’s success into the U.S. market.”

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China.  Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

About Yidian Zixun

Yidian is an interest-oriented mobile App, which integrates cutting-edge search and recommendation technologies to provide its users with unique personalized content. Yidian is dedicated to building a next-generation, interest-based content engine. Yidian was co-founded by Mr. Xuyang Ren, who is the investor and the Chairman of Yidian and the former vice president of Baidu, Dr. Zhaohui Zheng, who is the CEO of Yidian and the former founding head of Yahoo! Labs in China, Dr. Xin Li and Mr. Rongqing Lu, who both are Internet technology veterans with years of experiences in top-notch Silicon Valley high-tech companies.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited
Matthew Zhao
Email: investorrelations@ifeng.com

ICR, Inc.
In Beijing, China: Jeremy Peruski
In New York City: Katherine Knight
Tel: +1 (646) 277-1276
Email: investorrelations@ifeng.com